UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	FRN Variable Rate Fix dated 4 May 2010
Exhibit No. 2	FRN Variable Rate Fix dated 4 May 2010
Exhibit No. 3	Doc re. AGM Resolutions dated 4 May 2010
Exhibit No. 4	Early Redemption dated 5 May 2010
Exhibit No. 5	John Varley speaks at New York investor conference dated 11 May 2010
Exhibit No. 6	Publication of Prospectus dated 11 May 2010
Exhibit No. 7	Director/PDMR Shareholding dated 11 May 2010
Exhibit No. 8	FRN Variable Rate Fix dated 12 May 2010
Exhibit No. 9	Repurchase and Early Redemption dated 13 May 2010
Exhibit No. 10	FRN Variable Rate Fix dated 14 May 2010
Exhibit No. 11	FRN Variable Rate Fix dated 17 May 2010
Exhibit No. 12	Global Covered Bond Programme dated 18 May 2010
Exhibit No. 13	John Varley speaks at London investor conference dated 18 May 2010
Exhibit No. 14	FRN Variable Rate Fix dated 18 May 2010
Exhibit No. 15	FRN Variable Rate Fix dated 18 May 2010
Exhibit No. 16	FRN Variable Rate Fix dated 19 May 2010
Exhibit No. 17	FRN Variable Rate Fix dated 20 May 2010
Exhibit No. 18	Appointment of Barclays Capital as broker dated 21 May 2010
Exhibit No. 19	FRN Variable Rate Fix dated 24 May 2010
Exhibit No. 20	Director Declaration dated 25 May 2010
Exhibit No. 21	FRN Variable Rate Fix dated 27 May 2010
Exhibit No. 22	Total Voting Rights dated 27 May 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: June 01, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: June 01, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No.1

As Agent Bank, please be advised of the following rate determined on: 30/04/10
Issue	¦ Barclays Bank Plc - Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 05/05/10 to 07/06/10		Payment Date 07/06/10
Number of Days	¦ 33
Rate	¦ 1.33
Denomination USD	¦ 50,000	¦ 1,000	¦

Amount Payable per Denomination	¦ 60.96	¦ 1.22	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.2

As Agent Bank, please be advised of the following rate determined on: 30/04/10
Issue	¦ Barclays Bank Plc - Series 183 - GBP 333,000,000 FRN due 30 Jan 2012

ISIN Number	¦ XS0411706897
ISIN Reference	¦ 41170689
Issue Nomin GBP	¦ 333,000,000
Period	¦ 30/04/10 to 30/07/10		Payment Date 30/07/10
Number of Days	¦ 91
Rate	¦ 1.05719
Denomination GBP	¦ 50,000	¦ 333,000,000	¦

Amount Payable per Denomination	¦ 131.79	¦ 877,699.41	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.3

4 May 2010

Barclays PLC

Barclays PLC announces that, in accordance with the provisions of paragraph 9.6.2 of the Listing Rules, copies of resolutions other than those concerning ordinary business passed at its Annual General Meeting held on Friday 30 April 2010, have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Exhibit No.4

Please be advised the following issue will be redeemed due to a EARLY REDEMPTION on 10 May 2010

-- Barclays - Series 5565 - EUR 2,000,000 - Due 09 Feb 2016 - XS0242742681

The outstanding balance will therefore be zero

Please amend your records accordingly.

Exhibit No.5

11 May 2010

BARCLAYS PLC

John Varley speaks at New York investor conference

John Varley, Group Chief Executive of Barclays PLC, will today speak at the UBS Global Financial Services conference in New York.

A copy of Mr Varley's remarks, which contain no material new information, will be available for viewing later today in the investor relations section of the Barclays Group website.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Alistair Smith
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays
Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 144,000 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide. For further information about Barclays, please visit our website
www.barclays.com
.

Exhibit No.6

Publication of Prospectus

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement dated 10 May 2010 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7231L_1-2010-5-11.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No.7

11 May 2010

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

The trustee of the Barclays Group Sharepurchase Plan ("the Plan"), a HM Revenue and Customs approved all-employee share plan, informed Barclays PLC ("the Company") on 10 May 2010 and 11 May 2010 that it had on 7 May 2010 purchased, and now held as bare trustee of the Plan, the following ordinary shares in the capital of the Company for the following Directors/Persons Discharging Managerial Responsibilities (PDMRs) at a price of 329.39p per share:

Director/PDMR	Number of Shares
MD Harding	637
CG Lucas	637
CL Turner	637
JS Varley	637

The Plan includes Matching Shares provided by the Company on a 1:1 basis up to the first £600 per annum invested by the participant under the Plan.  The number of shares purchased on 7 May 2010 for each Director/PDMR above includes any Matching Shares.

The revised total shareholding for each Director following these transactions is as follows:

Director/PDMR	Beneficial Holding	Non Beneficial Holding
CG Lucas	186,610	-
JS Varley	978,579	-

Exhibit No.8

As Agent Bank, please be advised of the following rate determined on: 11/05/10
Issue	¦ Barclays Bank Plc - Series 185 - USD60,000,000 FRN due February 2012

ISIN Number	¦ XS0413572404
ISIN Reference	¦ 041357240
Issue Nomin USD	¦ 60,000,000
Period	¦ 13/05/10 to 13/08/10		Payment Date 13/08/10
Number of Days	¦ 92
Rate	¦ 1.20281
Denomination USD	¦ 100,000	¦ 60,000,000	¦

Amount Payable per Denomination	¦ 307.38	¦ 184,430.87	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.9

Please be advised the following issue has been repurchased for EUR 1,810,000 in Clearstream on 13 May 2010 and then will be redeemed at par due to a EARLY REDEMPTION on 17 May 2010.

-- Barclays Series SN15806 EUR 4,000,000 Due 15 May 2014 - XS0426243811

The outstanding balance will therefore be zero

Please amend your records accordingly.

Exhibit No.10

As Agent Bank, please be advised of the following rate determined on: 13/05/10
Issue	¦ Barclays Bank Plc - Series 184 - GBP1,141,500,000 FRN due Feb 2012

ISIN Number	¦ XS0413571851
ISIN Reference	¦ 041357185
Issue Nomin GBP	¦ 1,141,500,000
Period	¦ 13/05/10 to 13/08/10		Payment Date 13/08/10
Number of Days	¦ 92
Rate	¦ 1.0975
Denomination GBP	¦ 50,000	¦	¦

Amount Payable per Denomination	¦ 138.32	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.11

As Agent Bank, please be advised of the following rate determined on: 14/05/10
Issue	¦ Barclays Bank Plc - USD 600,000,000 Junior Undated FRN due Perpetual

ISIN Number	¦ GB0000784164
ISIN Reference	¦
Issue Nomin USD	¦ 600,000,000
Period	¦ 18/05/10 to 18/11/10		Payment Date 18/11/10
Number of Days	¦ 184
Rate	¦ 0.875
Denomination USD	¦ 5,000	¦ 50,000	¦

Amount Payable per Denomination	¦ 22.36	¦ 223.60	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.12

Barclays
Bank plc €35 billion Global Covered Bond Programme
18 May 2010
Inclusion of N Covered Bonds into the Programme
The Barclays Bank PLC €35 billion Global Covered Bond Programme (the
Programme
) has been amended to allow for the issuance of
Namensschuldverschreibungen
(
N Covered Bonds
or
N-Bonds
). The N Bond is a registered debt security under German law. The N-Bonds will not be deposited in clearing systems or listed on stock exchanges.
Each N Bond will constitute a separate Series. Each holder of the N Bonds will agree to be bound by the terms of the Trust Deed, including the meeting provisions set out therein. In order to permit N-Bonds to be included into the Programme, certain technical changes were made to the existing Programme documentation, including the Trust Deed, the Agency Agreement and the Master Definitions Schedule. N Bonds and all Covered Bonds issued under the Programme will (subject to the terms of the Priority of Payments) rank pari passu
with each other and share in the same security. New documentation for an N-Bond will also be entered into at the time of an issuance.

No issuance of N-Bonds has yet taken place but it is envisaged that it will take place in the future.

Terms used and undefined in this announcement shall have the meaning given to such terms in the Prospectus dated 23 September 2009.

For further information, please contact:

Steven Penketh
Barclays Bank PLC
1 Churchill Place
London E14 5HP

Telephone: +44 20-777 30125

Exhibit No.13

18 May 2010

BARCLAYS PLC

John Varley speaks at Barclays Capital Financial Services Conference

John Varley, Group Chief Executive of Barclays PLC, will today speak at the Barclays Capital Financial Services conference in London.

A copy of Mr Varley's remarks, which contain no material new information, will be available for viewing later today in the investor relations section of the Barclays Group website.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Alistair Smith
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays
Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 144,000 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide. For further information about Barclays, please visit our website
www.barclays.com
.

Exhibit No.14

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-May-2010 TO 16-Jun-2010 HAS BEEN FIXED AT 1.114380 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jun-2010 WILL AMOUNT TO:
GBP 45.8 PER GBP 50000 DENOMINATION

Exhibit No.15

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-May-2010 TO 16-Jun-2010 HAS BEEN FIXED AT 1.114380 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jun-2010 WILL AMOUNT TO:
GBP 45.8 PER GBP 50000 DENOMINATION

Exhibit No.16

As Agent Bank, please be advised of the following rate determined on: 18/05/10
Issue	¦ Barclays Bank Plc - Series 187 - GBP 250,000,000 FRN due 20 Feb 2012

ISIN Number	¦ XS0414007491
ISIN Reference	¦ 41400749
Issue Nomin GBP	¦ 250,000,000
Period	¦ 18/05/10 to 18/08/10		Payment Date 18/08/10
Number of Days	¦ 92
Rate	¦ 1.14625
Denomination GBP	¦ 50,000	¦ 250,000,000	¦

Amount Payable per Denomination	¦ 144.46	¦ 722,294.52	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.17

As Agent Bank, please be advised of the following rate determined on: 19/05/10
Issue	¦ Barclays Bank Plc - Series 170 - EUR 1,500,000,000 FRN due 22 Nov 2011

ISIN Number	¦ XS0400716444
ISIN Reference	¦ 40071644
Issue Nomin EUR	¦ 1,500,000,000
Period	¦ 21/05/10 to 23/08/10		Payment Date 23/08/10
Number of Days	¦ 94
Rate	¦ 0.94
Denomination EUR	¦ 50,000	¦ 1,500,000,000	¦ 1,000

Amount Payable per Denomination	¦ 122.72	¦ Pok3,681,666.67	¦ XS0400716444

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.18

21st May 2010

Barclays PLC

Barclays announces appointment of Barclays Capital as broker

Barclays PLC has today appointed Barclays Capital as its joint corporate broker alongside J.P.Morgan Cazenove and Credit Suisse.

- Ends -

For further information, please contact:
Investor Relations	Media Relations
Stephen Jones/James Johnson	Howell James/Alistair Smith
+44 (0) 20 7116 5752/7233	+44 (0) 20 7116 6060/6132

About Barclays PLC

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 144,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website
www.barclays.com
.

Exhibit No.19

As Agent Bank, please be advised of the following rate determined on: 24/05/10
Issue	¦ Barclays Bank Plc - Series 197 - GBP200,000,000 FRN due May 2012

ISIN Number	¦ XS0430788108
ISIN Reference	¦ 043078810
Issue Nomin GBP	¦ 200,000,000
Period	¦ 24/05/10 to 23/08/10		Payment Date 23/08/10
Number of Days	¦ 91
Rate	¦ 0.98188
Denomination GBP	¦ 50,000	¦ 200,000,000	¦

Amount Payable per Denomination	¦ 122.40	¦ 489,594.96	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.20

25 May 2010

Barclays PLC

Change in particulars of Director

In accordance with Listing Rule LR 9.6.14, Barclays PLC announces that Reuben Jeffery has joined the board of Transatlantic Holdings, Inc. with effect from 20 May 2010.

Exhibit No.21

As Agent Bank, please be advised of the following rate determined on: 26/05/10
Issue	¦ Barclays Bank PLC - Series 160 - EUR 1,500,000,000 FRN due 30 May 2017

ISIN Number	¦ XS0301811070
ISIN Reference	¦ 30181107
Issue Nomin EUR	¦ 1,500,000,000
Period	¦ 28/05/10 to 31/08/10		Payment Date 31/08/10
Number of Days	¦ 95
Rate	¦ 0.897
Denomination EUR	¦ 1,500,000,000	¦	¦

Amount Payable per Denomination	¦ 3,550,625.00	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 22
27 May 2010

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of
12,044,061,009
ordinary shares with voting rights as at 26 May 2010. There are no ordinary shares held in Treasury.

The above figure (
12,044,061,009
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.